SANDVIK

Our date
2010-05-10
Your date

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Commission File No. 82-1463


10015763

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

SUPPL

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik AB report on the 1st quarter 2010, dated 4 May 2010, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

dlw 5/25

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 00 10	+46 26 26 10 76

K 003

cusip number 800 212 201

Sandvik Q1

PRESS RELEASE 4 May 2010

Interim report first quarter 2010

CEO's comment:

"The recovery that began in the fourth quarter continued during the first quarter and demand for Sandvik's products grew in all business areas. The Chinese market remained very strong and demand also increased in most other markets. Order intake totaled more than SEK 22 billion, of which about SEK 3 billion was attributable to major project orders within materials handling, mining operations and energy production for delivery commencing in the latter part of 2010. Invoicing amounted to SEK 18.5 billion, which was somewhat higher than the preceding quarter, but slightly down on the preceding year. There was a marked improvement in the operating margin and operating result, which were 10% and SEK 1.9 billion, respectively. Forceful cost savings and steadily increasing production rates, combined with increased sales for Sandvik Tooling, yielded a positive effect and is the main reason for the earnings improvement," says Sandvik's President and CEO Lars Pettersson.

"The market situation improved gradually in the first quarter. The positive trend is more tangible within Sandvik Tooling, but the performance of several other market segments was also favorable. In addition to the improvement in earnings, our programs to increase capital and cost efficiency generated a strong cash flow during the quarter. Invoiced volumes were still lower than before the downturn. Production rates were somewhat lower than sales rates, which contributed to some underabsorption of fixed costs but also reduced inventories."

FINANCIAL OVERVIEW

SEK M	Q1 2010	Q1 2009	Change %	Q1-4 2009
Order intake *	22 270	17 754	+30	71 285
Invoiced sales *	18 534	19 136	0	71 937
Gross profit	6 264	4 970	+26	17 066
% of invoiced sales	33.8	26.0		23.7
Operating profit	1 897	115		-1 412
% of invoiced sales	10.2	0.6		-2.0
Profit after financial items	1 502	-429		-3 472
% of invoiced sales	8.1	-2.2		-4.8
Profit for the period	1 122	-299		-2 596
% of invoiced sales	6.1	-1.6		-3.6
of which shareholders' interest	1 062	-321		-2 652
Earnings per share, SEK 1)	0.90	-0.27		-2.24
Return on capital employed 2)	1.0	14.6		-1.3
Cash flow from operations	2 287	1 635	+40	11 792
Number of employees	44 505	47 760	-7	44 355

* Percentage change compared to the same period in the preceding year at fixed exchange rates for comparable units.
1) Calculated on the basis of the shareholders' share of profit for the period. No dilutive impact.
2) Rolling 12 months. Annualized for the first quarter of 2010, 12%.

For additional information please call Sandvik Investor Relations +46 26 26 10 23 or visit www.sandvik.com


SANDVIK

Market and sales


INVOICED SALES
SEK M
Quarter
SEK M
Rolling
25 000
20 000
15 000
10 000
5 000
0
100 000
80 000
60 000
40 000
20 000
0
08
09
10
Quarter
Rolling 12 months

Q1	Order intake	Invoiced sales
Price/volume, %	30	0
Structure %	2	1
Currency, %	-5	-4
Total, %	25	-3

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

The improvement in the market situation that began in the fourth quarter of 2009 continued in the first quarter. The recovery was clearly visible in the majority of markets, particularly Asia and North and South America. Order intake increased compared with both the preceding year and the preceding quarter, while the invoicing level was largely unchanged. The improved business climate also resulted in an increase of major project orders in the mining industry, the segment for materials-handling systems and energy production. The production rate was progressively raised in several areas with the aim of ensuring continued high delivery reliability.

Order intake rose in most markets, while the invoicing level was largely unchanged compared with the preceding year. The increase in demand was most evident in Asia and North and South America, reflecting a generally more robust market. The comparison between the years was also affected by order cancellations of SEK 900 M in 2009.

The energy sector remained strong for products to the nuclear power and the oil and gas industries. A continued rise in demand was noted in the automotive, engineering and processing industries and order intake for equipment to the mining and construction industries developed positively in the latter part of the quarter. High order intake for major projects within Sandvik Mining and Construction and Sandvik Materials Technology strengthened the order book for deliveries commencing in late 2010 and onwards.

Although the production rate in the quarter was higher than the level reported in the fourth quarter of 2009, it remained slightly below the invoicing rate. However, a steady improvement in demand raised the production rate for certain product groups, at the same time as the long-term efficiency-enhancement programs continued. The production rate will be further raised in the second quarter to ensure a continued high service level and delivery reliability.

Order intake totaled SEK 22,270 M (17,754), up 25% in total and 30% at fixed exchange rates for comparable units. Changed exchange rates had a negative impact on order intake of 5%. Adjusted for order cancellations in the mining industry in the preceding year totaling SEK 900 M, the increase in order intake was 19%. Of order intake, major project orders for delivery in the latter part of 2010 and continuing through 2014 accounted for SEK 3 billion. The increase at fixed exchange rates for comparable units was 21% for Sandvik Tooling and 40% for Sandvik Mining and Construction, including major project orders. For Sandvik Materials Technology, the increase was 29%, including a positive effect of about 3 percentage points related to changed metal prices.

Invoiced sales in the first quarter amounted to SEK 18,534 M (19,136), down 3% in total but unchanged at fixed exchange rates for comparable units. Changed exchange rates had a negative impact of 4% on invoiced sales. For Sandvik Tooling, the increase in invoiced sales at fixed exchange rates for comparable units was 11%, but Sandvik Mining and Construction reports a decline of 8% in invoiced sales. Sandvik Materials Technology declined 1% at fixed exchange rates for comparable units. Excluding adjustments for price compensation related to metal prices, the decline was 3%.

Earnings and return

There was a significant improvement in earnings for the first quarter compared with the preceding quarter and the corresponding period in 2009. The improvement is a result of cost-savings programs implemented in the preceding year combined with higher production volumes and increased capacity utilization. The operating result rose to SEK 1,897 M (115) and the operating margin was 10.2% of invoicing (0.6). Changed exchange rates had a negative impact on earnings of about SEK 350 M.


OPERATING PROFIT AND RETURN
SEK M
Quarter
Percent
5 000
4 000
3 000
2 000
1 000
0
-1 000
-2 000
-3 000
30
24
18
12
6
0
-6
-12
-18
08
09
10
Quarter
Operating margin, %
Return on capital employed (rolling 12 months)

The earnings improvement is mainly a result of programs implemented resulting in forceful structural cost savings and the continued development of a competitive customer offering and streamlining of internal processes. A favorable product mix also contributed positively.

During the quarter, the Group increased its production rate gradually to satisfy the rise in demand and ensure a high level of delivery reliability. At the end of the quarter, the rate of production was largely on a par with the invoicing rate. This entailed a significant reduction in the under-absorption of fixed costs compared with earlier quarters. During the second quarter, the pace of production will be raised further to ensure a high level of delivery reliability ahead of the vacation period. The price trend was stable and positive for all business areas.

Inventory levels were reduced at Sandvik Tooling and Sandvik Mining and Construction, which contributed to a strong cash flow. For Sandvik Materials Technology a rise in metal prices had a positive impact on earnings for the quarter by SEK 34 M and the positive impact on second-quarter earnings is expected to be SEK 200-300 M.

Net financial items amounted to SEK -395 M (-544) and was mainly due to lower borrowing and lower interest rates compared with the preceding year. The result after net financial items was SEK 1,502 M (-429), or 8.1% of invoiced sales. Income tax amounted to SEK -380 M (+130) and the net result for the period amounted to SEK 1,122 M (-299), or 6.1% of invoicing. Earnings per share amounted to SEK 0.90 (-0.27) in the quarter.

Operating cash flow was SEK 2,287 M (1,635). The strong cash flow was mainly a result of improved earnings, but a further reduction of about SEK 200 M in inventories was also a contributing factor. Investments amounted to SEK 768 M (1,573), of which company acquisitions accounted for SEK 237 M (64). Cash flow after investments was SEK 1,594 M (62) for the quarter.

The return on capital employed for the most recent 12-month period amounted to 1.0% (14.6) and the return on shareholders' equity was -3.7% (16.7).


CASH FLOW
from operations
SEK M
Quarter
SEK M
Rolling
5 000
4 000
3 000
2 000
1 000
0
15 000
12 000
9 000
6 000
3 000
0
08
09
10
Quarter
Rolling 12 months


EARNINGS PER SHARE
SEK
SEK
8
6
4
2
0
-2
08
09
10
Rolling 12 months

Sandvik Tooling

- Increased demand
- Raised production rates
- Reduced inventory volumes
- Strong cash flow

Q1	Order intake	Invoiced sales
Price/volume, %	21	11
Structure, %	7	5
Currency, %	-9	-9
Total, %	17	7

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

Sandvik Tooling was positively impacted by the market recovery that began at the end of 2009 and continued during the first quarter. Order intake and invoiced sales increased compared with the preceding year and the preceding quarter. The positive trend was most clearly visible in Asia and North America and there was a distinct improvement in several customer segments. Order intake for the first quarter increased by 21% and invoiced sales by 11% at fixed exchange rates for comparable units.

The improvement in demand was more pronounced in Asia and North and South America than in the rest of the world. Growth in global industrial production meant that many customer segments performed favorably. Strong demand from the energy sector continued while order intake from the automotive and general engineering industry increased. The launch of new competitive customer offerings enhanced Sandvik Tooling's competitiveness in the aerospace industry. All of Sandvik Tooling segments performed favorably, but the increase was most apparent for products in cemented carbide and super-hard materials, but somewhat weaker for high-speed steel products. The price trend remained positive.

The production rate increased gradually and was on a par with sales at the end of the quarter. Thanks to programs implemented in 2009 to adapt to the prevailing economic climate, Sandvik Tooling can now rapidly adjust production capacity to the increased demand. In the second quarter, the rate of production will be further raised to ensure ample availability during the vacation period. A retained high level of customer involvement and continuing to introduce new products during the economic downturn strengthened Sandvik Tooling's market position. As the market situation improves, a gradual reduction of the temporary measures introduced in the preceding year is taking place, for example, the Swedish agreement on a temporary reduction in working hours will be discontinued as of April. The long-term efficiency programs continue.

During the quarter, inventories were reduced by approximately a further SEK 200 M, which combined with the rise in earnings, added to the strong cash flow.

The operating result improved compared with the first quarter in 2009 and totaled SEK 834 M (267). Earnings were adversely impacted in the amount of SEK 200 M by changed exchange rates. The operating margin was 15.0% (5.1). Return on capital employed for the most recent 12-month period amounted to SEK 0.2% (19.5).

SEK M	Q1 2010	Q1 2009	Change %	Q1-4 2009
Order intake	5 899	5 032	+21 *	18 962
Invoiced sales	5 551	5 193	+11 *	19 078
Operating profit	834	267		-527
%	15.0	5.1		-2.8
Return on capital employed	0.2	19.5		-2.2
Number of employees	15 104	16 274	-7	15 296

* At fixed exchange rates for comparable units.

Sandvik
Mining and Construction

- Increased activity in many segments
- Strong demand for projects
- Continued low invoicing
- Gradually increased production
- Improved aftermarket

Q1	Order intake	Invoiced sales
Price/volume, %	40	-8
Structure, %	0	0
Currency, %	-3	-1
Total, %	36	-9

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

Activity in the form of inquiries for new equipment and project discussions in the mining industry also increased in the first quarter. In the latter part of the quarter, the construction industry also showed signs of a slight improvement. Order intake for major materials handling projects developed in a positive direction during the quarter and amounted to about SEK 2 billion. Delivery of these orders is scheduled to commence in 2011.

Order intake rose sharply compared with the corresponding quarter in the preceding year, which was however adversely impacted in the amount of about SEK 900 M due to order cancellations. During the quarter, activity in the mining industry rose in line with the trend observed in the fourth quarter and the construction industry also showed signs of improvements during the quarter. Higher metal prices and increased production rates for copper, iron and coal mining contributed to a stronger market scenario. Although order intake for major materials-handling projects was highly favorable during the quarter, delivery and invoicing for the first six months of the year will be lower than earlier. The aftermarket improved steadily with respect to both order intake and invoicing, which indicates increased production rates in the mining industry and a certain degree of restocking following significant reductions in 2009. Order intake and invoicing of machinery and equipment were low but increased in the latter part of the quarter. Order intake in China was the highest to date and a positive trend in order intake was also noted in North America and Russia.

Including project orders and cancellations, order intake rose 40% at fixed exchange rates for comparable units, but excluding cancellations, the increase was about 25%. Invoicing was down 8%. The aftermarket business accounted for 54% of invoiced sales, while equipment and projects represented 35% and 11%, respectively.

Sandvik Mining and Construction continues to enhance efficiency in its production processes, product development and logistics, and to create a more flexible cost structure. Efforts to increase capital efficiency developed favorably, contributing to a continued strong cash flow despite increased rates of production.

The first-quarter operating result amounted to SEK 623 M (392) or 8.2% (4.7) of invoiced sales. Earnings were positively impacted by cost reductions, while changed exchange rates had a marginal impact and the continued under-absorption of fixed costs had a slightly negative effect. Return on capital employed for the most recent 12-month period was 3.3% (19.2).

SEK M	Q1 2010	Q1 2009	Change %	Q1-4 2009
Order intake	9 906	7 308	40 *	30 915
Invoiced sales	7 588	8 330	-8 *	32 621
Operating profit	623	392		466
%	8.2	4.7		1.4
Return on capital employed	3.3	19.2		2.1
Number of employees	14 403	15 842	-9	14 429

* At fixed exchange rates for comparable units.

Sandvik Materials Technology

- Strong demand from the energy sector
- Favorable product mix
- Gradually increased production
- Expanded manufacturing capacity for steam generator tubes

Q1	Order intake	Invoiced sales
Price/volume, %	29	-1
Structure, %	0	0
Currency, %	-4	-5
Total, %	24	-6

The table is multiplicative, i.e. the different components must be multiplied to determine the total effect.

The market scenario was mixed for Sandvik Materials Technology during the first quarter, with continued high order intake for products to the energy sector. Demand for more low value-added products remained at a low level, although a moderate improvement was reported. Major project orders valued at SEK 700 M were received from the oil and gas industry during the quarter. Furthermore, the business area signed an agreement for SEK 1.5 billion relating to deliveries of steam generator tubes to Chinese nuclear power plants.

The market situation improved gradually during the quarter, primarily in Asia and North America. The market for tube products to the nuclear power industry remained strong during the quarter and an additional agreement was signed for deliveries of steam generator tubes to Chinese nuclear power plants with a value of approximately SEK 1.5 billion. The agreement will gradually be registered as orders from 2011 and deliveries will commence in 2012. In response to the very high demand from the nuclear power industry, Sandvik's Board approved a further expansion of production capacity for steam generator tubes in Sweden and the Czech Republic. Order intake from the oil and gas industry was also favorable and included a project order for high value-added tubes to the oil industry in Europe and North America for a combined value of SEK 700 M. Deliveries will take place during 2010. The market climate for products to the electronics and processing industries also improved, as was also the case for certain consumer applications.

The business area continued its action program aimed at enhancing efficiency and reducing tied-up capital. The production rate increased gradually in pace with the growing demand. At the end of the quarter, nickel inventory amounted to slightly more than 7,000 tons with a value of USD 18,000 per ton. Lower production costs and a favorable product mix had a positive impact on earnings for the quarter. Workforce levels increased slightly during the quarter to ensure sufficient resources for the expanded manufacturing capacity of steam generator tubes.

The operating result amounted to SEK 312 M (-521) or 7.8% (-12.2) of invoicing. Changed metal prices had a positive impact of SEK 34 M on the operating result and is anticipated to have a positive effect of SEK 200-300 M in the second quarter. Changed exchange rates had a negative impact of about SEK 100 M on earnings. Return on capital employed for the most recent 12-month period was -1.9% (3.2).

SEK M	Q1 2010	Q1 2009	Change %	Q1-4 2009
Order intake	5 041	4 057	29 *	16 480
Invoiced sales	4 019	4 255	-1 *	15 328
Operating profit	312	-521		-1 137
%	7.8	-12.2		-7.4
Return on capital employed	-1.9	3.2		-6.7
Number of employees	8 488	8 993	-6	8 246

* At fixed exchange rates for comparable units.

Significant events

- During the quarter, Sandvik Mining and Construction received major project orders from customers in South America, Africa and Australia. The combined order value is approximately SEK 2 billion and deliveries will commence in 2011.
- During the quarter, Sandvik Materials Technology received major project orders for tubes to the oil industry in Europe and North America. The combined order value is approximately SEK 700 M and deliveries will take place during 2010.
- In February, Sandvik Materials Technology concluded a multi-year supply agreement with the Chinese company Harbin Electric Corporation Heavy Equipment Company Ltd for steam generator tubes for the nuclear power industry. The agreement is valued at about SEK 1.5 billion and deliveries are scheduled to commence in 2012 and continue through 2014. The agreement is expected to be progressively registered as order intake from 2011. As a consequence of this agreement and the very high demand from the nuclear power industry, a further expansion of production capacity for steam generator tubes in Sweden and the Czech Republic was decided.
- The Nomination Committee's proposal for Sandvik's new Board was announced in March. Sandvik's Chairman, Clas Åke Hedström, has announced that he is not available for re-election to the Board in conjunction with the Annual General Meeting on 4 May. Anders Nyrén, President of Industrivärden and the current Deputy Chairman of the Board of Sandvik, is proposed as the new Chairman. Furthermore, the Nomination Committee proposes the election of new Board member Lars Westerberg, Chairman of Vattenfall AB, Husqvarna AB and Autoliv Inc., and Board member of AB Volvo and SSAB.

Parent Company

The Parent Company's invoicing during the first quarter of 2010 amounted to SEK 4,077 M (3,911) and the operating result was SEK 123 M (-613). The operating result was positively impacted by an improved market climate with subsequent increased sales and production volumes. Income from shares in Group companies consists primarily of dividends from these and amounted to SEK 31 M (3,485) after the first quarter. Interest-bearing liabilities, less cash and cash equivalents and interest-bearing assets, amounted to SEK 11,351 M (11,319 at 31 December 2009). Investments in fixed assets amounted to SEK 231 M (379).

Acquisitions and divestments

No acquisitions or divestments were made during the first quarter. During the quarter, Sandvik made an additional part payment relating to the acquisition of Wolfram, which had a negative impact of SEK 230 M on cash flow. In addition, the Group redeemed the remaining 3% of its shares in Sandvik Asia for an amount totaling SEK 7 M.

Acquisitions during the most recent 18-month period

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Tooling	BTA Heller Drilling Systems, UK	16 Jan 09	33	12
Sandvik Tooling	Wolfram, Austria	28 May 09	1 800	274

Divestments during the most recent 18-month period

Business area	Company/unit	Closing date	Annual revenue SEK M	No. of employees
Sandvik Materials Technology	Sandvik Calamo	30 Oct 08	65	36

Financial reports summary

The Group

INCOME STATEMENT

SEK M	Q1 2010	Q1 2009	Change %	Q1-4 2009
Revenue	18 534	19 136	-3	71 937
Cost of sales and services	-12 270	-14 166	-13	-54 871
Gross profit	6 264	4 970	26	17 066
% of revenues	33.8	26.0		23.7
Selling expenses	-2 581	-2 853	-10	-10 853
Administrative expenses	-1 260	-1 330	-5	-5 188
Research and development costs	-499	-529	-6	-2 007
Other operating income and expenses	-27	-143	-81	-430
Operating profit	1 897	115		-1 412
% of revenues	10.2	0.6		-2.0
Financial net	-395	-544	-27	-2 060
Profit after financial items	1 502	-429		-3 472
% of revenues	8.1	-2.2		-4.8
Income tax	-380	130		876
Profit for the period	1 122	-299		-2 596
% of revenues	6.1	-1.6		-3.6
Other comprehensive income				
Foreign currency translation differences	-870	928		-645
Cash-flow hedges	235	-44		541
Tax related to other comprehensive income	-62	12		-142
Total comprehensive income for the period	-697	896		-246
Total profit for the period	425	597		-2 842
Profit for the period attributable to:				
Owners of the parent	1 062	-321		-2 652
Non-controlling interests	60	22		56
Total comprehensive income attributable to:				
Owners of the parent	382	566		-2 864
Non-controlling interests	43	31		22
Earnings per share, before dilution, SEK	0.90	-0.27		-2.24

Financial reports summary

The Group

BALANCE SHEET

SEK M	31 March 2010	31 March 2009	Change %	31 Dec 2009
Intangible assets	13 721	12 952	+6	14 137
Property, plant and equipment	25 713	27 215	-6	26 519
Financial assets	6 044	4 989	+21	5 698
Inventories	19 401	27 783	-30	19 842
Current receivables	18 975	23 377	-19	17 873
Cash and cash equivalents	4 718	9 083	-48	7 506
Total assets	88 572	105 399	-16	91 575
Total equity	30 374	37 317	-19	29 957
Non-current interest-bearing liabilities	30 703	30 359	+1	31 807
Non-current non-interest-bearing liabilities	5 509	5 775	-5	5 507
Current interest-bearing liabilities	4 600	12 413	-63	7 574
Current non-interest-bearing liabilities	17 386	19 535	-11	16 730
Total equity and liabilities	88 572	105 399	-16	91 575
*Net working capital **	*21 567*	*31 624*	*-32*	*22 122*
Loans	*32 369*	*39 517*	*-18*	*36 388*
*Net debt ***	*29 078*	*32 164*	*-10*	*30 342*
Non-controlling interests in total equity	*1 005*	*1 163*	*-14*	*970*

* Inventories plus trade receivables excl. prepaid income taxes, reduced by non-interest-bearing liabilities excl. tax liabilities.
** Current and non-current interest-bearing liabilities including net provisions for pensions, less cash and cash equivalents.

CHANGE IN TOTAL EQUITY

SEK M	Equity related to owners of the parent	Non-controlling interest	Total equity
Opening equity, 1 January 2009	35 588	1 137	36 725
Total comprehensive income for the period	-2 864	22	-2 842
Dividends	-3 737	-189	-3 926
Closing equity, 31 December 2009	28 987	970	29 957
Opening equity, 1 January 2010	28 987	970	29 957
Total comprehensive income for the period	382	43	425
Acquisition of non-controlling interests	-	-7	-7
Dividends	-	-1	-1
Closing equity, 31 March 2010	29 369	1 005	30 374
Opening equity, 1 January 2009	35 588	1 137	36 725
Total comprehensive income for the period	566	31	597
Dividends	-	-5	-5
Closing equity, 31 March 2009	36 154	1 163	37 317

Financial reports summary

The Group

CASH-FLOW STATEMENT

SEK M	Q1 2010	Q1 2009	Q1-4 2009
Cash flow from operating activities			
Income after financial income and expenses	+1 502	-429	-3 472
Adjustment for depreciation, amortization and impairment losses	+991	+965	+4 541
Adjustment for items that do not require the use of cash etc.	-53	-146	+481
Income tax paid	-308	-465	-870
Cash flow from operating activities before changes in working capital	+2 132	-75	+680
Changes in working capital			
Change in inventories	+218	+1 639	+9 449
Change in operating receivables	-1 171	+2 298	+5 884
Change in operating liabilities	+1 104	-2 078	-3 701
Cash flow from operating activities	+151	+1 859	+11 632
Investments in rental equipment	-39	-173	-619
Divestments of rental equipment	+43	+24	+99
Cash flow from operations	+2 287	+1 635	+11 792
Cash flow from investing activities			
Acquisitions of companies and shares, net of cash acquired	-237	-64	-2 036
Acquisitions of property, plant and equipment	-531	-1 509	-4 006
Proceeds from sale of companies and shares, net of cash disposed of	-	-	+55
Proceeds from sale of property, plant and equipment	+75	-	+314
Cash flow from investing activities	-693	-1 573	-5 673
Net cash flow after investing activities	+1 594	+62	+6 119
Cash flow from financing activities			
Change in interest bearing debt	-4 366	+2 471	-1 565
Closure of interest swap and currency hedge	-	+1 424	+1 843
Dividends paid	-1	-5	-3 926
Cash flow from financing activities	-4 367	+3 890	-3 648
Cash flow for the period	-2 773	+3 952	+2 471
Cash and cash equivalents at beginning of the period	+7 506	+4 998	+4 998
Exchange-rate differences in cash and cash equivalents	-15	+133	+37
Cash and cash equivalents at the end of the period	+4 718	+9 083	+7 506

KEY FIGURES

	Q1 2010	Q1 2009	Q1-4 2009
No. of shares outstanding at end of period ('000) [1]	1 186 287	1 186 287	1 186 287
Average no. of shares ('000) [1]	1 186 287	1 186 287	1 186 287
Tax rate, %	25.2	30.0	25.2
Return on capital employed, % [2]	1.0	14.6	-1.3
Return on total equity, % [2]	-3.7	16.7	-7.9
Return on total capital, % [2]	0.8	10.7	-1.0
Shareholders' equity per share, SEK	24.80	30.50	24.40
Net debt/equity ratio	1.0	0.9	1.0
Equity/assets ratio, %	34	35	33
Net working capital, %	29	42	32
Earnings per share, SEK	0.90	-0.27	-2.24
Cash flow from operating activities, SEK M	+2 287	+1 635	+11 792
Number of employees	44 505	47 760	44 355

1) After dilution.
2) Rolling 12 months.

Financial reports summary

The parent company

INCOME STATEMENT

SEK M	Q1 2010	Q1 2009	Change %	Q1-4 2009
Revenue	4 077	3 911	4	13 527
Cost of sales and services	-3 044	-3 709	-18	-12 018
Gross profit	1 033	202	411	1 509
Selling expenses	-125	-142	-12	-536
Administrative expenses	-624	-638	-2	-2 402
Research and development costs	-213	-236	-10	-884
Other operating income and expenses	52	201	-74	410
Operating profit	123	-613	-	-1 903
Income from shares in group companies	31	3 485	-	5 834
Income from shares in associated companies	-	-	-	5
Interest income and similar items	249	122	104	587
Interest expenses and similar items	-344	-392	-12	-1 545
Profit after financial items	59	2 602	-	2 978
Appropriations	-	-	-	8
Income tax expense	-85	-25	240	765
Profit for the period	-26	2 577	-	3 751

BALANCE SHEET

SEK M	31 March 2010	31 March 2009	Change %	31 Dec 2009
Intangible assets	24	16	50	17
Property, plant and equipment	6 627	6 814	-3	6 622
Financial assets	15 506	14 846	4	15 489
Inventories	3 421	4 248	-19	3 310
Current receivables	19 636	24 448	-20	22 269
Cash and cash equivalents	2	3	-33	9
Total assets	45 216	50 375	-10	47 716
Total equity	14 574	16 657	-13	14 607
Untaxed reserves	4	12	-67	4
Provisions	222	273	-19	215
Non-current interest-bearing liabilities	18 400	16 932	9	19 079
Non-current non-interest-bearing liabilities	60	122	-51	22
Current interest-bearing liabilities	7 567	11 450	-34	9 686
Current non-interest-bearing liabilities	4 389	4 929	-11	4 103
Total equity and liabilities	45 216	50 375	-10	47 716
Pledged assets	-	-	-	-
Contingent liabilities	14 893	17 876	-17	17 778
Interest-bearing liabilities and provisions minus cash and cash equivalents and interest-bearing assets	11 351	8 776	29	11 319
Investments in fixed assets	231	379	-39	910

Market overview and key figures

The Group

ORDER INTAKE OCH INVOICED SALES PER MARKET AREA Q1 2010

The Group

	Order intake	Change*		Share	Invoiced sales	Change*	Share
Market area	SEK M	%	%[1]	%	SEK M	%	%
Europe	7 933	8	5	35	7 345	-3	40
NAFTA	3 768	58	40	17	3 114	-3	17
South America	2 615	116	3	12	1 142	-9	6
Africa/Middle East	1 925	16	-4	9	1 774	-7	10
Asia	4 046	34	43	18	3 222	22	17
Australia	1 983	29	12	9	1 937	-3	10
Total	22 270	30	16	100	18 534	0	100
Sandvik Tooling							
Europe	3 187	11	11	54	2 989	2	54
NAFTA	1 022	12	12	17	1 007	6	18
South America	250	35	35	4	246	18	4
Africa/Middle East	144	42	42	3	103	15	2
Asia	1 229	62	62	21	1 140	51	21
Australia	67	9	9	1	66	7	1
Total	5 899	21	21	100	5 551	11	100
Sandvik Mining and Construction							
Europe	1 620	-2	-2	16	1 579	-10	21
NAFTA	1 146	115	115	12	948	-10	12
South America	2 151	147	-9	22	709	-21	9
Africa/Middle East	1 666	15	-7	17	1 576	-9	21
Asia	1 674	15	15	17	1 203	0	16
Australia	1 649	44	21	16	1 573	-3	21
Total	9 906	40	12	100	7 588	-8	100
Sandvik Materials Technology							
Europe	2 275	15	2	45	1 951	-3	48
NAFTA	1 375	85	28	27	947	-8	24
South America	142	25	25	3	113	11	3
Africa/Middle East	91	-6	-6	2	71	7	2
Asia	909	35	94	18	657	18	16
Australia	249	-20	-20	5	280	-6	7
Total	5 041	29	18	100	4 019	-1	100

* At fixed exchange rates for comparable units.
1) Excluding major orders.

Financial reports summary

The Group

ORDER INTAKE BY BUSINESS AREA

SEK M	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1-4 2009	Q1 2010	Change Q1 %	Change Q1 % [1]
Sandvik Tooling	5 032	4 466	4 408	5 056	18 962	5 899	17	21
Sandvik Mining and Construction	7 308	6 443	8 134	9 029	30 915	9 906	36	40
Sandvik Materials Technology	4 057	4 400	3 578	4 444	16 480	5 041	24	29
Seco Tools [2]	1 356	1 192	1 120	1 258	4 926	1 425	5	15
Group activities	1	2	1	0	2	-1		
Group total	17 754	16 503	17 241	19 787	71 285	22 270	25	30

INVOICED SALES BY BUSINESS AREA

SEK M	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1-4 2009	Q1 2010	Change Q1 %	Change Q1 % [1]
Sandvik Tooling	5 193	4 541	4 384	4 960	19 078	5 551	7	11
Sandvik Mining and Construction	8 330	8 487	7 762	8 042	32 621	7 588	-9	-8
Sandvik Materials Technology	4 255	3 798	3 299	3 976	15 328	4 019	-6	-1
Seco Tools [2]	1 347	1 176	1 123	1 225	4 871	1 367	1	11
Group activities	11	9	10	9	39	9		
Group total	19 136	18 011	16 578	18 211	71 937	18 534	-3	0

OPERATING PROFIT BY BUSINESS AREA

SEK M	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1-4 2009	Q1 2010	Change Q1 %
Sandvik Tooling	267	-463	-247	-84	-527	834	+212
Sandvik Mining and Construction	392	-670	332	411	466	623	+59
Sandvik Materials Technology	-521	-750	-2	136	-1 137	312	
Seco Tools [2]	95	41	51	121	307	220	+132
Group activities	-118	-143	-83	-176	-521	-92	
Group total [3]	115	-1 985	51	408	-1 412	1 897	

OPERATING MARGIN BY BUSINESS AREA

% OF INVOICED SALES	Q1 2009	Q2 2009	Q3 2009	Q4 2009	Q1-4 2009	Q1 2010
Sandvik Tooling	5.1	-10.2	-5.6	-1.7	-2.8	15.0
Sandvik Mining and Construction	4.7	-7.9	4.3	5.1	1.4	8.2
Sandvik Materials Technology	-12.2	-19.7	-0.1	3.4	-7.4	7.8
Seco Tools [2]	7.0	3.4	4.5	9.9	6.3	16.1
Group total	0.6	-11.0	0.3	2.2	-2.0	10.2

1) Change compared with preceeding year at fixed exchange rates for comparable units.
2) As a result of the majority holding in Seco Tools AB, Sandvik consolidates this company. For comments, refer to the Seco Tools' interim report.
3) Internal transactions had negligible effect on business area profits.

Accounting policies

This interim report was prepared in accordance with IFRS, applying IAS 34, Interim Financial Reporting. The same accounting and valuation policies were applied as in the most recent annual report. New standards and interpretations effective from 1 January 2010 have not had any significant impact on Sandvik's financial statements.

From 2010, Sandvik recognizes cash flows related to investments in rental machinery and sales of these as cash flows from operating activities. In the past, these cash flows were recognized as a component in investing activities. Comparative periods have been adjusted to comply with the new presentation. This change only affects the cash flow statement.

The interim report for the Parent Company was prepared in accordance with the Annual Accounts Act and Securities Market Act, which is in line with standard RFR 2.3 Reporting by a legal entity, issued by the Swedish Financial Reporting Board.

Risk and uncertainty factors

Sandvik is a global group represented in 130 countries and is as such exposed to a number of commercial and financial risks. Accordingly, risk management is an important process for Sandvik in relation to established targets. Efficient risk management is an ongoing process conducted within the framework of business control, and is part of the ongoing review of operations and forward-looking assessment of operations.

Sandvik's future risk exposure is assumed not to deviate from the inherent exposure associated with Sandvik's ongoing business operations. The dramatic developments in the global economy in 2009 have caused a higher level of general uncertainty, which, in the short term, could also entail increased risk and uncertainty for Sandvik's sales and profitability. For a more in-depth analysis of risks, refer to Sandvik's Annual Report for 2009.

Transactions with related parties

No transactions between Sandvik and related parties that have significantly affected the company's position and earnings took place during the first quarter.

Sandviken, 4 May 2010
Sandvik Aktiebolag (publ)

Lars Pettersson
President and CEO

Sandvik discloses the information provided herein pursuant to the Securities Market Act. The information is submitted for publication on 4 May 2010 at about 12.00 CET. The company's auditors have not conducted a special review of the Q1 2010 report.

The Sandvik Group's interim report for the second quarter 2010 will be published on 20 July 2010.

Additional information may be obtained from Jan Lissåker, Sandvik Investor Relations at tel. +46 26 26 10 23 or Magnus Larsson at tel +46 26 26 09 37 or by e-mailing info.ir@sandvik.com.

A teleconference will be held on 4 May at 14.00 CET. Information available at www.sandvik.com/ir.

Calendar 2010:

5 May	Ex-dividend date
7 May	Record date
12 May	Dividend payout
20 July	Second-quarter report 2010
15 Sep	Capital Markets Day
29 Oct	Third-quarter report 2010

POSTAL ADDRESS
Sandvik AB
SE-811 81 Sandviken

PUBLIC COMPANY (publ)
Corp. Reg. No: 556000-3468
VAT No: SE663000060901

PHONE AND FAX
+46 26 26 00 00
+46 26 26 10 22

WEB SITE AND E-MAIL
www.sandvik.com
info.ir@sandvik.com

SANDVIK

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Our date
2010-05-10
Your date

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 10549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik Annual General Meeting 2010, dated 4 May 2010, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

cusip number 800 212 201



Press Release

Sandvik Annual General Meeting 2010

Sandvik AB's Annual General Meeting, held in Sandviken on 4 May, approved a dividend of SEK 1.00 per share for 2009. The record date for payment of the dividend was set at Friday, 7 May. The dividend is expected to be sent to shareholders by Euroclear Sweden AB on Wednesday, 12 May.

In his address, Lars Pettersson, President and CEO, commented on the 2009 fiscal year and the trend for the first quarter of 2010. The presentation comprised a report on the Group's business model and future development. The growing need for energy in the world offers many opportunities for Sandvik to develop products and services with a high customer value for a global customer base, thereby offering good possibilities for profitable growth. The Group's performance in the expanding Chinese market was also highlighted.

Board of Directors
Lars Westerberg was elected as new member of the Board, and Georg Ehrnrooth, Fredrik Lundberg, Hanne de Mora, Egil Myklebust, Anders Nyrén, Lars Pettersson and Simon Thompson were re-elected as members of the Board, with Anders Nyrén as new Chairman of the Board.

Clas Åke Hedström was thanked for his services after sixteen years on the Board, including eight years as its Chairman.

The unions appointed Tomas Kärnström and Jan Kjellgren as members of the Board and Alicia del Carmen Espinosa and Bo Westin as deputy members of the Board.

Resolution on Nomination Committee
The Annual General Meeting resolved that the four largest shareholders known to the company on the final business day in August 2010 shall appoint one member each and these persons and the Board Chairman (convener) shall comprise the Nomination Committee.

Resolution on guidelines for remuneration to Executive Management
The Annual General Meeting approved the Board's proposal regarding guidelines for remuneration etc. to Executive Management.

Statutory meeting of the Board of Directors
A statutory meeting of the Board of Directors was held following the Annual General Meeting. The Audit Committee comprises Hanne de Mora, Chairman, Anders Nyrén and Simon Thompson. The Remuneration Committee comprises Anders Nyrén, Chairman, Georg Ehrnrooth and Egil Myklebust.

Wilhelm Haglund Medal
Gunnar Jansson and Claes Andersson, Sandvik Coromant, were named Product Developers of the Year and were awarded the Wilhelm Haglund Medal. The product developers have identified a new, unique design for metal cutters and holders for thread turning. The new design increases stability and thus also the ability to enhance cutting speed. The solution is protected by two patents. Since threading is one of the most complicated milling applications, Sandvik Coromant now foresees strong opportunities to significantly increase its market shares with favorable profitability.

Sandviken, 4 May 2010

Sandvik Aktiebolag (publ)

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Investor Relations SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43